DATAMIRROR CORPORATION
PROXY

SOLICITED BY THE MANAGEMENT OF THE CORPORATION
for the 2003 Annual and Special Meeting of Shareholders
to be held on June 12, 2003

The undersigned shareholder of DATAMIRROR CORPORATION (the "Corporation") hereby appoints Nigel W. Stokes, Chairman, President and Chief Executive Officer of the Corporation or, failing him, P. Kirk Dixon, Secretary and Executive Vice President, Global Operations of the Corporation, or instead of either of them _____ as proxy, with power of substitution to attend, vote and otherwise act for the undersigned at the Annual and Special Meeting of shareholders of the Corporation to be held at 10:00 a.m. (Toronto time) on June 12, 2003 and at any adjournment thereof as follows:

(a)   VOTE FOR _____ or WITHHOLD FROM VOTING FOR _____ **(or, if not specified, VOTE FOR)** the election of the persons nominated as directors listed in the Management Information Circular;

(b)   VOTE FOR _____ or WITHHOLD FROM VOTING FOR _____ **(or, if not specified, VOTE FOR)** the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

(c)   VOTE FOR _____ or VOTE AGAINST _____ **(or, if not specified, VOTE FOR)** the approval of the amendment to the Executive Stock Compensation Plan increasing the maximum number of Common Shares that may be issued under the Plan from 500,000 to 800,000;

and in their discretion to vote on amendments or variations to matters identified in the Notice of Meeting or such other matters as may properly come before the Meeting including any adjournment thereof.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified above to attend and act on his or her behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy appointing such person. In each case, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5K 4K9, fax number (416) 368-2502, or at the Corporation's registered office. To be effective, a proxy form must be received by the Corporation not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the Meeting.

DATED THE _____ day of _____, 2003.

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Signature of Shareholder

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Name of Shareholder (please print)

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Number of Common Shares Held

(SEE NOTES ON REVERSE)

On any ballot that may be called for, the Common Shares represented by this proxy in favour of the person(s) designated by management of the Corporation named in this proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in this proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated by management of the Corporation in this proxy will vote the Common Shares represented by this proxy in favour of such matters.

If this proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If the shareholder is a corporation, this proxy must be signed by the duly authorized officer or attorney of the shareholder. A person signing on behalf of a shareholder must provide, with this proxy, satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.